UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

CONNECTURE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

20786J106

(CUSIP Number)

Francisco Partners IV, L.P.

Francisco Partners IV-A, L.P.

Francisco Partners GP IV, L.P.

Francisco Partners GP IV Management Limited

c/o Francisco Partners Management, L.P.

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

Telephone: (415) 418-2900

with copies to:

Adam D. Phillips, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4947

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20786J106	Page 2

1	Names of reporting persons: Francisco Partners IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 9,858,362*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 9,858,362*
11	Aggregate amount beneficially owned by each reporting person: 9,858,362*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 29.3%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 2,365,993 shares of Common Stock of the Issuer and 33,306 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Francisco Partners IV, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,344,064 shares of Common Stock outstanding as of August 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 3

1	Names of reporting persons: Francisco Partners IV-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 4,941,294*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 4,941,294*
11	Aggregate amount beneficially owned by each reporting person: 4,941,294*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 14.7%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 1,185,886 shares of Common Stock of the Issuer and 16,694 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,344,064 shares of Common Stock outstanding as of August 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 4

1	Names of reporting persons: Francisco Partners GP IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 14,799,656*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 14,799,656*
11	Aggregate amount beneficially owned by each reporting person: 14,799,656*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 44.1%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 3,551,879 shares of Common Stock of the Issuer and 50,000 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,344,064 shares of Common Stock outstanding as of August 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 5

1	Names of reporting persons: Francisco Partners GP IV Management Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 14,799,656*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 14,799,656*
11	Aggregate amount beneficially owned by each reporting person: 14,799,656*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 44.1%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 3,551,879 shares of Common Stock of the Issuer and 50,000 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,344,064 shares of Common Stock outstanding as of August 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 6

This Amendment No. 3 to Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Francisco Partners IV, L.P., a Cayman Islands exempted limited partnership (“FP IV”), (ii) Francisco Partners IV-A, L.P., a Cayman Islands exempted limited partnership (“FP IV-A”), (iii) Francisco Partners GP IV, L.P., a Cayman Islands exempted limited partnership (“FP GP IV”), and (iv) Francisco Partners GP IV Management Limited, a Cayman Islands exempted company (“FP GP Management” and collectively with FP IV, FP IV-A, FP GP IV and their affiliates, “Francisco Partners”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons on May 9, 2016, as amended on June 14, 2016 and on August 15, 2016. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

In a series of transactions on August 23, 2016, the Reporting Persons acquired 275,800 shares of Common Stock for approximately $455,070 in investment capital, excluding brokerage commissions and fees, at a price per share of $1.65. In a series of transactions on August 24, 2016, the Reporting Persons acquired 113,501 shares of Common Stock for approximately $187,277 in investment capital, excluding brokerage commissions and fees, at prices per share ranging from $1.645 to $1.65, inclusive, for a weighted average price per share of $1.65. In a series of transactions on August 25, 2016, the Reporting Persons acquired 54,292 shares of Common Stock for approximately $89,571 in investment capital, excluding brokerage commissions and fees, at prices per share ranging from $1.635 to $1.65, inclusive, for a weighted average price per share of $1.65. The Reporting Persons undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer full information regarding the number of shares purchased or sold at each separate price. The source of funds for this consideration was the available capital of Francisco Partners, which may, at any given time, include borrowings under a working capital line of credit with First Republic Bank or capital contributions from investors in the Francisco Partners funds, each in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

Based on the information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 9, 2016, there were 22,344,064 shares of the Common Stock issued and outstanding as of August 1, 2016.

FP IV directly owns 2,365,993 shares of Common Stock and 33,306 shares of Preferred Stock, convertible at any time at FP IV’s option into 7,492,369 shares of Common Stock. FP IV-A directly owns 1,185,886 shares of Common Stock and 16,694 shares of Preferred Stock, convertible at any time at FP IV-A’s option into 3,755,408 shares of Common Stock.

As a result, (i) FP IV beneficially owns 9,858,362 shares of Common Stock, or 29.3% of the Common Stock deemed issued and outstanding as of the Filing Date, (ii) FP IV-A beneficially owns 4,941,294 shares of Common Stock, or 14.7% of the Common Stock deemed issued and outstanding as of the Filing Date, (iii) FP GP IV beneficially owns 14,799,656 shares of Common Stock, or 44.1% of the Common Stock deemed issued and outstanding as of the Filing Date, and (iv) FP GP Management owns 14,799,656 shares of Common Stock, or 44.1% of the Common Stock deemed issued and outstanding as of the Filing Date.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2016

FRANCISCO PARTNERS IV, L.P. By: Francisco Partners GP IV, L.P., its General Partner By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS IV-A, L.P. By: Francisco Partners GP IV, L.P., its General Partner By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS GP IV, L.P. By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President